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Exhibit 99.2

Interim Report
3rd Quarter 2002

  •
  Adjusted for currency effects, sales increased by +13.5% to CHF 331.9 million

  •
  Adjusted for currency effects, EBITDA excluding exceptional items improved by +17.5% to CHF 64.8 million

  •
  Operating income (EBIT) excluding exceptional items improved, currency-adjusted, by +51.5% to CHF 30.7 million

  •
  Net operating cash flow was CHF 73 million, an improvement of CHF 111 million on the same quarter last year

  •
  The U.S. orthopedics division posted an outstanding growth of +28.5% in the U.S. market

  •
  Financing of the obligation under the U.S. settlement agreement was secured

  •
  All revision opt-out cases resolved

Overview

Dear shareholders

        After the successful conclusion of the settlement process in the U.S., the emphasis in the third quarter was on financing the obligations under the U.S. settlement agreement and on focusing on our core businesses Orthopedics, Spine and Dental. The positive trends seen in the first half of this year have continued during this quarter. Measures taken to improve working capital management have begun to show results with a substantial increase in net cash flow:

  •
  Adjusted for currency effects, sales increased by +13.5% to CHF 331.9 million

  •
  Adjusted for currency effects, EBITDA excluding exceptional items improved by +17.5% to CHF 64.8 million

  •
  Operating income (EBIT) excluding exceptional items improved, currency-adjusted, by +51.5% to CHF 30.7 million

  •
  Net operating cash flow was CHF 73 million, an improvement of CHF 111 million on the same quarter last year

  •
  The U.S. orthopedics division posted an outstanding growth of +28.5% in the U.S. market

  •
  Financing of the obligation under the U.S. settlement agreement was secured

  •
  All revision opt-out cases resolved

        On July 16, 2002, the Centerpulse Board of Directors appointed its Chairman Dr. Max Link to assume the position of Chief Executive Officer. To avoid conflicts of interest, and ensure state of the art corporate governance, Dr. Johannes Randegger has been elected Lead Director of the Board of Directors.

        Consistent with our aim of being among the market leaders, the Executive Committee has been extended to the Division Presidents. The head of our country organization in Japan now also reports directly to the Chief Executive Officer. In the Spine-Tech division Mike McCormick was elected as President of the U.S. operations and Dr. Thomas Zehnder as Global Coordinator.

        The divestiture of the Cardiac and Vascular Divisions is progressing well. Buyers have already been found for the two vascular implant companies, IntraTherapeutics Inc. and Vascutek Ltd and the transactions are expected to close shortly. In September, IntraTherapeutics was sold to Microvena Corporation for USD 95 million. In early October, we announced the sale of Vascutek to Terumo Corporation for USD 170 million. The negotiations for the Cardiac Division are progressing and the transaction is expected to close by year end or early next year.

        The closure of a part of the Baar site was implemented during the third quarter, and the respective cost savings will materialize starting next quarter.

        A company-wide Product Development Committee, chaired by Dr. Link, has been established to further improve our product innovation and to ensure the efficiency of our research and development activities.

Settlement agreement in the U.S.

        In mid-September, Centerpulse announced that it had appointed UBS Warburg to arrange financing of its obligations under the U.S. litigation settlement. The financing solution consists of a capital increase by way of a tradable preemptive rights offering of CHF 255 million, and a bank loan of USD 635 million. This solution enabled Centerpulse to meet its obligations of USD 725 million to the settlement trust in cash on November 4. This also means, that Centerpulse had no need to issue

Callable Convertible Instruments (CCIs) and has thus eliminated the related uncertainties in the capital market.

        Per November 1, the number of opt-outs was reduced to 43. None of the remaining opt-out patients had to undergo revision surgery. The company is still confident that the provisions taken in 2001 fully cover the costs related to the product litigation.

Share price and capital stock

        At the end of the third quarter Centerpulse's registered shares closed at CHF 222, while the American depositary shares (ADS) closed at USD 14.59. At the end of June the shares had closed at CHF 248.25 and USD 16.55 respectively. In the reported period, the listed share prices have fallen by -11% and -12%, respectively, however, have still developed favorably compared to a weak market environment (SMI Swiss Market Index -19%).

        In September Centerpulse appointed UBS AG to finance the settlement liabilities related to the U.S. litigation. We issued an additional 1.82 million registered shares for the mentioned capital increase of CHF 255 million. Currently the company has issued a total of 11.83 million registered shares.

Results 3rd quarter 2002

			Change in %
Overview	July-Sept. 2002 in million CHF	July-Sept. 2001 in million CHF	Nominal	Adjusted for currency effects
Net sales	331.9	321.1	+3.4%	+13.5%
EBITDA(1)	64.8	60.5	+7.1%	+17.5%
Operating income/loss	33.8	4.8	+606.3%	+685.0%
Operating income(*)	30.7	22.5	+36.6%	+51.5%
Net income/loss	22.7	20.7	+9.8%	+3.0%
	Average rates in CHF		Closing date rates in CHF
Foreign Exchange Rates	Jan.-Sept. 2002	Jan.-Sept 2001	30 Sept. 2002	31 Dec. 2001
1 USD	1.59	1.70	1.50	1.68
1 GBP	2.35	2.45	2.33	2.44
1 EUR	1.47	1.52	1.47	1.48

(1)
EBITDA = Earnings before interest, taxes, depreciation, goodwill amortization and exceptional items

(*)
excluding exceptional items

Group result

Quarterly result

        Consolidated sales in the third quarter were CHF 331.9, corresponding to a growth of +3.4%, in nominal terms. Adjusted for the unfavorable currency effects, in particular in USD/CHF and EUR/CHF exchange rates, sales increased by +13.5% in local currencies. This growth rate exceeds the growth for the second (+12.0%) and first quarter of 2002 (+8.5%). Operating income before depreciation, goodwill amortization and exceptional items (EBITDA) rose to CHF 64.8 million, corresponding to an increase of +7.1%, in nominal terms. When adjusted for currency effects, the increase reached +17.5%. Operating income before exceptional items increased to CHF 30.7 million, +36.6% in nominal terms on the same quarter last year. When adjusted for currency effects, the increase is +51.5%. This quarter's operating result has been negatively impacted by administrative costs related to headquarter restructuring.

        Cash flow development has been very satisfactory. The increase in cash and cash equivalents in the third quarter was CHF 75 million. The main reason for this positive trend is the CHF 90 million cash flow from operating activities which is attributable to initial successes of the net working capital improvement measures taken by management.

        In this quarter, net income has increased by 10%, in nominal terms, to CHF 22.7 million. The growth is not as strong as in the first half of the year because prior years' third quarter was exceptionally strong due to a partial divestiture of a minority interest holding (Thoratec).That transaction had increased the financial and tax result significantly.

        As expected, the gross margin of 67.2% in the third quarter was slightly below the figures for the first half year. As previously announced, we expect to see first results of the measures directed to improve gross margins starting the fourth quarter of 2002.

Nine-month result

        Consolidated sales were CHF 1,098.3 million in the first nine months of this year. This corresponds to a sales growth of +5.2%, in nominal terms. Adjusted for currency the growth in local currencies is +11.5%.

        Operating income before depreciation, goodwill amortization and exceptional items (EBITDA) has risen by +11.0%, in nominal terms, to CHF 245.4 million. When adjusted for currency effects the growth is +16.5%. Operating income before exceptional items is CHF 145.7 million, reflecting an increase in nominal terms of +28.5%. Adjusted for currency effects, the increase is +35.0%.

        Net income stands at CHF 117.5 million, compared with a net loss of CHF -587.4 million last year.

        Development in cash and cash equivalents for the first nine months is now positive with CHF 26 million. Liquid assets at the end of the quarter stood at CHF 182 million.

Sales Centerplus

	Europe	North America	Rest of World	Total
	in million CHF
3rd quarter 2001	135.0	150.1	36.0	321.1
3rd quarter 2002	146.6	145.7	39.6	331.9
Growth rate in % Nominal	8.7	-2.9	9.9	3.4
Adjusted for currency effects	13.5	11.5	21.5	13.5

Divisions

Orthopedics Division

        Our Orthopedics Division further accelerated its growth in the third quarter. Adjusted for currency effects, the growth rate was +19.0% (Q3 2001: -5.0%). Growth in North America in local currency has been an outstanding +28.5%. This is roughly double the estimated market growth. In Europe, too, the sales growth of +12.5% exceeded the estimated market growth.

Sales Orthopedics Division

	Europe	North America	Rest of World	Total
	in million CHF
3rd quarter 2001	106.9	60.7	18.3	185.9
3rd quarter 2002	116.5	68.1	20.8	205.3
Growth rate in % Nominal	8.9	12.2	13.6	10.4
Adjusted for currency effects	12.5	28.5	23.5	19.0

        Growth in the knee segment was outstanding, reflecting the successful launch of the minimally invasive knee implant UniSpacer™, and sales of Durasul™ inlays. Marketing initiatives for UniSpacer™ have enhanced our company's profile and also increased sales of our most important revenue driver, the Natural-Knee® II. Strong growth was also seen in the segment of hip implants. Sales of the Converge® hip shell continue to rise. In line with the trend towards minimally invasive surgery, the Alloclassic™ hip stem, which has been successfully used in Europe for many years, is now also recording strong growth figures in the U.S. The CARE™ program marks a further milestone on the path towards minimally invasive surgery (MIS). The "Centerpulse Accelerated Recovery Experience" is a training plan which combines practical training in new MIS techniques with specific pre- and post-operation support. The training courses specifically on UniSpacer™ are fully booked well into the first quarter of next year.

        In Europe, two of our main markets, Germany and France, have shown remarkable sales growth. Spain, the United Kingdom and the Netherlands have also made significant contributions.

        The first implantation of a UniSpacer™ in Europe took place in Italy in September, and we expect sales to commence from the first quarter of 2003. Sales of the European knee system, INNEX™, continue to record strong growth.

        In Japan, another growth market for Centerpulse, the sales organization is being expanded. Sales growth in local currency stands at +19%, still well ahead of the market.

Spine-Tech Division

        Sales in the Spine-Tech Division for this quarter rose by +1.0% (Q3 2001: +9.0%), when adjusted for currency effects. After adjustment of income for the Proceed™ product range, which were discontinued in September 2001, sales in local currency have risen by +6%.

        One reason for this slowdown is that growth in the corresponding quarter last year was exceptionally strong, due to introduction of BAK/C®*. On the other hand, general development in the market for cages in the U.S. has continued to be negative.

*
Please see note on last coverpage

Sales Spine-Tech Division

	Europe	North America	Rest of World	Total
	in million CHF
3rd quarter 2001	3.7	38.8	1.4	43.8
3rd quarter 2002	4.7	32.8	1.5	38.9
Growth rate in % Nominal	26.9	-15.5	9.5	-11.2
Adjusted for currency effects	29.0	-2.5	34.0	1.0

        Plans to launch a new generation of cages from the first quarter of 2003 (BAK/L Vista and BAK/C Vista)* and additional product introductions in the U.S., fuel the company's confidence to accelerate growth in the future.

        Sales of the Trinica™* cervical fixation plate system have developed very positively. Since its launch in April 2002, the BP/Lordotic™* cage for lumbar spine applications has also seen very positive sales growth.

Dental Division

        The Dental Division reports undiminished growth. Currency-adjusted growth in the third quarter was +18.5%. Expansion of the direct sales organization in the U.S. led to growth of +19.0% (Q3 2001: +0.0%). In addition, Germany, France and the Pacific region have seen significant sales growth.

Sales Dental Divisions

	Europe	North America	Rest of World	Total
	in million CHF
3rd quarter 2001	5.2	17.5	4.9	27.6
3rd quarter 2002	5.5	18.3	5.2	28.9
Growth rate in % Nominal	5.9	4.3	4.7	4.7
Adjusted for currency effects	14.5	19.0	22.0	18.5

        A key contributor to this rise is the Tapered Screw-Vent™ system. In line with the market trend towards simpler, faster implantation, AdVent™, SwissPlus™ and Tapered SwissPlus™ have also made significant contributions.

        Through our sales agreement with Atlantis Components Inc., we introduced the Atlantis custom abutment system to the U.S. at the end of the third quarter. Initial customer reactions were highly positive, and we expect strong demand for this product in the fourth quarter. The PureForm™ ceramic abutment was introduced for a limited group of customers during the third quarter.

        In the areas of restorative components and surgical tooling, the product portfolio has been streamlined further. The product lines are now clearly positioned and address appropriate market segments.

Cardiac Division

        Market conditions for mechanical heart valves continued to be difficult in the third quarter. The shift from mechanical to tissue heart valves slowed in the third quarter, but still had a negative impact on our business. The currency-adjusted sales figure was -4.5% (Q3 2001: -5.0%). Continuous negative sales development in the U.S. is attributable to a renegotiated OEM contract, resulting in lower income. Gross margin remained under pressure.

Sales Cardiac Division

	Europe	North America	Rest of World	Total
	in million CHF
3rd quarter 2001	11.9	22.8	7.2	41.8
3rd quarter 2002	13.1	14.6	7.6	35.3
Growth rate in % Nominal	10.1	-35.9	6.2	-15.6
Adjusted for currency effects	19.5	-24.0	19.0	-4.5

        Sales in Latin America and Japan continued to develop positively. Sales growth was also achieved in Europe, despite the increasing price pressure on mechanical heart valves.

        In the U.S. in August, the company was able to conclude a contract as supplier to the renowned Cleveland Clinic Hospitals.

        Pending divestment of this Division, it will be managed in accordance with Centerpulse's original targets.

Vascular Division

        The Vascular Division (stents and grafts) increased its sales in the third quarter by +17% (Q3 2001: +9.0%) to CHF 23.7 million, when adjusted for currency and acquisitions. Growth in stents in local currency was +27% compared with the same quarter last year. As in the second quarter, this is attributable to higher U.S. sales of the Protegé™ product line. The market has moved from unmounted to premounted, self-expanding stents.

Sales Vascular Division

	Europe	North America	Rest of World	Total
	in million CHF
3rd quarter 2001	7.3	10.5	4.3	22.1
3rd quarter 2002	6.9	12.2	4.5	23.7
Growth rate in % Nominal	-4.7	15.7	6.3	7.2
Adjusted for currency effects	1.5	30.0	11.5	17.0

        The sale of IntraTherapeutics Inc. was announced in September, and the transaction is expected to close shortly.

        Sales of grafts rose by +6.1% (Q3 2001 +9.0%) in local currency. In General Western Europe has seen strong sales growth, in particular Italy and the Netherlands. The third quarter was overshadowed by the divestiture negotiations. Affected by the uncertainty in this regard, the clinical studies on the Anaconda System were delayed. Since the announcement of the sale, the studies have resumed.

        The sale of Vascutek Ltd. was announced in October and the transaction is also expected to close shortly.

Consolidated Income Statement
(unaudited; in millions, except share/ADS data)

	Three months July-Sept.			Nine months January-Sept.
	2002 USD(1)	2002 CHF	2001 CHF	2002 USD(1)	2002 CHF	2001 CHF
Net sales	208.8	331.9	321.1	690.8	1098.3	1043.9
Cost of sales	-68.4	-108.7	-101.9	-225.4	-358.4	-335.6
Gross profit	140.4	223.2	219.2	465.4	739.9	708.3
Percent of net sales	67.2%	67.2%	68.3%	67.4%	67.4%	67.9%
Selling, general and administrative expense	-97.3	-154.7	-152.1	-298.9	-475.2	-461.5
Research and development expense	-13.6	-21.6	-29.9	-45.8	-72.8	-92.2
Other operating income/expense	-2.4	-3.8	-0.1	-4.5	-7.1	1.7
Operating income before goodwill amortization and exceptional items	27.1	43.1	37.1	116.2	184.8	156.3
Goodwill amortization	-7.8	-12.4	-14.6	-24.6	-39.1	-42.9
Exceptional operating items	1.9	3.1	-17.7	1.9	3.1	-913.8
Operating loss/income	21.2	33.8	4.8	93.5	148.8	-800.4
Percent of net sales	10.2%	10.2%	1.5%	13.5%	13.5%	NM
Financial income/expense	0.8	1.4	13.4	7.7	12.2	12.4
Other non-operating income/expense	-0.1	-0.3	-1.1	-0.4	-0.6	-20.6
Loss/income before taxes	21.9	34.9	17.1	100.8	160.4	-808.6
Taxes	-7.5	-11.9	3.8	-26.2	-41.7	222.3
Loss/income before minority interests	14.4	23.0	20.9	74.6	118.7	-586.3
Minority interests	-0.2	-0.3	-0.2	-0.8	-1.2	-1.1
Net loss/income	14.2	22.7	20.7	73.8	117.5	-587.4
Basic loss/earnings per share	1.42	2.28	2.07	7.42	11.81	-58.84
Basic loss/earnings per ADS	0.14	0.23	0.21	0.74	1.18	-5.88
Number of shares outstanding ('000)	9950	9950	9970	9951	9951	9983

(1)
US dollar information is for the convenience of the reader only.

  The average exchange rate used for translating the cumulative January-September Swiss franc figures into US dollars was 1.59.

  The three-months data from July-September represents the difference between the cumulative figures of the January-September period minus the figures of the first half year.

Consolidated Balance Sheet
(unaudited; in millions)

	Sept. 2002		Dec. 2001
	USD(1)	CHF	CHF
Assets
Non-current assets
Intangible assets	528	792	930
Property, plant and equipment	147	221	236
Investments and other financial assets	47	71	65
Deferred income taxes	393	590	643
Total non-current assets	1115	1674	1874
Current assets
Inventories	253	380	411
Trade accounts receivable	209	314	308
Other accounts receivable and prepaid expenses	45	66	122
Cash and cash equivalents	121	182	156
Total current assets	628	942	997
Total assets	1743	2616	2871
Equity and liabilities
Shareholders' equity	565	848	784
Minority interests	5	8	7
Liabilities
Long-term liabilities
Long-term borrowings	16	24	20
Deferred income taxes	13	19	19
Long-term provisions	151	227	1468
Other long-term liabilities	5	7	11
Total long-term liabilities	185	277	1518
Current liabilities
Short-term borrowings	46	69	75
Short-term provisions	76	114	223
Trade accounts payable	35	52	70
Other current and accrued liabilities	831	1248	194
Total current liabilities	988	1483	562
Total liabilities	1173	1760	2080
Total equity and liabilities	1743	2616	2871
Equity Reconciliation
Equity as of prior year end		784	1993
Adjustments for adopting IAS 39		-12	12
Change in fair value of financial instruments		12	-9
Realized gain on salesof available-for-sale securities		0	0
Net income		118	-1193
Dividends		0	-60
Changes in treasury stock		-2	-9
Options exercised		1	0
Currency translation adjustments		-53	50
Equity as of period end		848	784

(1)
US Dollar information is presented for the convenience of the reader only.

  The exchange rate used for translating the CHF figures into US Dollars was 1.50 at the end of September 2002.

Consolidated Cash Flow Statement
(unaudited; in millions)

	Three months July-Sept.			Nine months January-Sept.
	2002 USD(1)	2002 CHF	2001 CHF	2002 USD(1)	2002 CHF	2001 CHF
Net income/net loss	15	23	21	74	118	-587
Minority interests	0	0	0	1	1	1
Depreciation and amortization	21	34	38	63	100	108
Change in provisions	-52	-82	11	-778	-1237	1279
Change in net current assets and long-term receivables	82	131	-80	720	1144	-499
Exceptional non-cash write-down of goodwill	0	0	0	0	0	0
Other non-cash items, net	-10	-16	11	-7	-11	-266
Cash flow from operating activities	57	90	1	72	115	36
Purchase/sale of intangible assets	0	0	-6	-1	-2	-9
Purchase/sale of tangible assets	-12	-19	-19	-31	-49	-66
Acquisitions including minority investments	3	5	6	-10	-16	-410
Proceeds from divestitures	0	0	3	0	0	3
Purchase/sale of long-term financial assets	-2	-3	-23	-9	-15	-59
Cash flow from investing activities	-11	-17	-39	-52	-82	-541
Proceeds from issuance of share capital	1	1	0	1	1	0
Change in treasury stock	0	0	6	0	0	0
Change in borrowings	4	6	28	1	2	26
Dividends	0	0	0	0	0	-60
Cash flow from financing activities	4	7	34	2	3	-34
Net effect of currency translation on cash and cash equivalents	-3	-5	-15	-6	-10	13
Change in cash and cash equivalents	47	75	-19	16	26	-526
Cash and cash equivalents as of prior period end		107	126		156	633
Cash and cash equivalents as of period end		182	107		182	107

(1)
US dollar information is for the convenience of the reader only.

  The average exchange rate used for translating the cumulative January-September Swiss franc figures into US dollars was 1.59.

  The three-months data from July-September represents the difference between the cumulative figures of the January-September period minus the figures of the first half year.

Outlook

        The momentum gained in the first half of the year was maintained over the third quarter. Financing of the settlement obligation is concluded, and the company has begun to focus on its core businesses Orthopedics, Spine and Dental.

        The Orthopedics Division is focusing on increasing the market share in the U.S. and Japan. Our medium-term goal is to recover the market share we held before the recall. In addition to expanding our sales team, the introduction of new products and programs associated with minimally invasive operating techniques will be decisive. We are responding to this trend with various new products and with the CARE™ minimally invasive surgery program with the newly established Center for Orthopedic Innovation™ and the Bioskills Learning Laboratory at our site in Austin, Texas.

        In Europe, where we could expand our leading position in orthopedics, we will concentrate in particular on improving our operating efficiency and reducing net current assets. Training and education of our customers is a central marketing tool in Europe, too.

        In the Spine-Tech and Dental Divisions our priority goal is to increase our market share. Measures to achieve this are the expansion of our sales team, the introduction of new products and training and support programs.

        The sale of the Vascular Division had already been announced. The transactions should be closed shortly. The process of selling the Cardiac Division is progressing and the transaction is expected to close by year end or early next year.

        In the reported quarter we achieved important milestones such as the financing of the obligations related to the U.S. litigation, the resolution of all revision opt-out cases, the recovery of market share in the U.S. orthopedics business and based on our new strategic direction, the divestiture of our Vascular Division. The executive management commits to also deliver on the other objectives and to lead Centerpulse into a successful future.

We thank you for your confidence.
Zurich, November 2002

Max Link Chairman of the Board and Chief Executive Officer

The "Safe Harbor" Statement

        This report contains forward-looking statements including, but not limited to, projections of future performance of materials and products, financial condition, results of operations and cash flows, containing risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company's Securities and Exchange Commission filings and other known and unknown risks and various other factors which could cause the actual results or performance to differ materially from the statements made herein.

        * Note from page 4

        The BAK™, Proximity™, BP™, POLAR™ and BAK/C® implants and the methods and instrumentation for implanting the same are licensed under and protected by U.S. Patents 5,015,247, 5,484,437 and 5,741,253 and related international patents issued to GARY KARLIN MICHELSON, M.D. and by Sulzer Spine-Tech, Inc. U.S. Patents 5,489,308, 5,609,636 and 5,658,337 issued to GEORGE W. BAGBY, STEPHEN D. KUSLICH, and others.

        The Trinica™ Anterior Cervical Plate System technology was invented by Gary Karlin Michelson, M.D. and is covered by one or more of the following: U.S. Patent Nos. 6,193,721, 6,398,783 and D449,692; and pending U.S. and international patent applications.

Centerpulse Ltd.
CH-8050 Zurich, Switzerland
Phone +41 1 306 96 96
Fax +41 1 306 96 97
www.centerpulse.com

Investor Relations
Phone +41 1 306 98 25
Fax +41 1 306 98 31
investor-relations@centerpulse.com

Investor Relations USA
Phone +1 713 561 6375
Fax +1 713 561 6380

This report is published in German and English

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  Exhibit 99.2